FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.
(Registrant)

April 30, 2007	“Barbara O’Neill”
Date	Barbara O’Neill, Secretary

Yes	No	X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

TYLER RESOURCES INC.
#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS	NEWS FOR RELEASE: April 30, 2007

NEWS RELEASE 07-12

For Further Information Contact:	Jean Pierre Jutras at 1-403-269-6753
Web: www.tylerresources.com

TYLER RESOURCES DEBENTURE INTEREST PAYMENT

In November 2006, Tyler Resources Inc. (“Tyler” or the “Company”) closed a Convertible Debenture financing for aggregate gross proceeds of CAD$2,000,180.  Each Unit sold consisted of a convertible debenture (a “Debenture”) having a face value of $1,000 and 500 Series B Warrants of the Company.  Each Series B Warrant entitles the holder thereof to purchase one common share of the Company at a price of CAD$0.60 until November 21, 2008, subject to acceleration rights.

Each Debenture bears 10% per annum simple interest and matures on November 21, 2008.  At the option of the Company, interest payments may be paid in cash or by the issuance of Common Shares of the Company.   The Company will issue 188,980 common shares in satisfaction of the April 30, 2007 interest payment at a deemed value of  $0.54 per common share.

About Tyler

Tyler Resources is a well-funded Canadian junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts Mexico’s fourth largest mineralized porphyry system. The Company is now in the advanced stage of a 35,000 meter combined diamond and reverse circulation drilling program extended into 2007, making it one of the most active Canadian junior exploration companies operating in Mexico.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Cautionary language:

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.